Exhibit Number 11

DIME COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended December 31,		Six Months Ended December 31,
	2001	2000	2001	2000
Numerator:
Net Income	$9,191	$5,992	$17,515	$11,565
Denominator:
Average shares outstanding utilized in the calculation of basic earnings per share	15,747	15,825	15,732	15,925

Unvested shares of Recognition and Retention Plan	155	310	155	310
Common stock equivalents due to the dilutive effect of stock options	751	569	747	495
Average shares outstanding utilized in the calculation of diluted earnings per share	16,653	16,704	16,634	16,730

Note: All shares amounts stated reflect the Company's 3-for-2 stock split in the form of a 50% stock dividend that was paid on August 21, 2001.